

August 3, 2012

<u>Via E-mail</u>
Paul Arling
Universal Electronics Inc.
6101 Gateway Drive
Cypress, CA 90630

      Re: **Universal Electronics Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed March 14, 2012
              File No. 000-21044

Dear Mr. Arling:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Larry Spirgel

                          Larry Spirgel
                          Assistant Director